                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                         WALLACE COMPUTER SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)


                         WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                             _______________________

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)
                             _______________________

                               MICHAEL J. HALLORAN
         VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                      BUTLER, RUBIN,
              SIDLEY & AUSTIN                     SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA           THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603             CHICAGO, ILLINOIS 60602
                (312) 853-7000                    (312) 444-9660


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          This Amendment No. 9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by Moore Corporation Limited, an Ontario corporation ("Moore"), and FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore, to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $60.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995, the Supplement dated October 12, 1995 (the "Supplement") and in the related Letter of Transmittal (which, together with the Offer to Purchase and the Supplement, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the
Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND

          (b)(1) Arrangements with Executive Officers, Directors, or Affiliates of the Company

          Item 3(b)(1) of the Schedule 14D-9 is hereby amended and supplemented as follows:

          On October 17, 1995, the Board of Directors of the Company approved and adopted Amendment No. 7 to the Profit Sharing Trust to provide for the power to designate an unrelated person or persons as "independent fiduciaries" under the Profit Sharing Trust for certain limited purposes.
The Company appointed Consulting Fiduciaries, Inc. to act as an independent fiduciary under the Profit Sharing Trust for the purpose of administering the voting and tender offer provisions of the Profit Sharing Trust. A copy of the form of such Amendment No. 7 is filed as Exhibit 32 hereto and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such Exhibit.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

          Item 4 of Schedule 14D-9 is hereby amended and supplemented as follows:

          (a) At a meeting of the Board of Directors of the Company held on October 17, 1995, the Board of Directors carefully considered the Company's business, financial condition and prospects, the terms of the Offer as amended by the Supplement (including the price increase to $60.00 per Share) and other matters, including presentations by its legal and financial advisors.

          At the October 17 meeting, the Company's Board of Directors unanimously concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders and that, in light of the Company's future prospects, the interests of the stockholders will be best served by the Company remaining an independent entity. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

          A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 33 and 34 hereto, respectively, and are incorporated herein by reference.

          (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including, but not limited to, the following:


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                    (i)   The Board's familiarity with the business, financial
          condition, prospects and current business strategy of the Company, the nature of the businesses in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board of Directors particularly considered:

                    - The Company's exceptional performance for the fourth quarter of the fiscal year ended July 31, 1995 and for such fiscal year.

                    - The Company's financial projections for the first quarter of the current fiscal year and such current fiscal year.

                    - The popularity and rapid growth rate of the Company's Wallace Information Network (W.I.N.) and Select Service systems.

                    - The Company's reputation as a provider of superior products and services and its position in its industry as a technological leader and innovator.

                    - The fact that the Company has experienced increased sales every year since the Company went public in 1961 and, except for one year, experienced increased profit in every year since 1961.

                    - The fact that the Company and each of its business lines have grown in sales at higher rates than the industry as a whole.

                    - The fact that the Company has gained market share over the past several years and the Company's expectation of continuing to do so in the future.


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                    (ii)  The opinion of the Company's management as to the
          Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the long-term strategic plan, the various strategic initiatives which have been implemented over the past several years (including recent acquisitions and alliances to expand label sales, the development of new approaches in supplying office products to large organizations, new applications for imaging and personalization, and enterprise-wide approaches to electronic forms), and the acquisition and other opportunities that will be available in the future, its assessment of certain new products in various stages of development (such as linerless labels and patented direct response marketing systems), and its opinion concerning the Company's financial condition and current conditions in the businesses in which the Company operates.

                    (iii) The opinion of Goldman Sachs, the Company's financial advisor, after reviewing with the Board of Directors many of the factors referred to herein and other financial criteria used in assessing an offer, that the Offer is inadequate.

                    (iv) Certain legal issues raised by the Offer under the antitrust laws of the United States.

                    (v) The numerous conditions to which the Offer is subject. Twelve general conditions and many more sub-conditions must be satisfied or waived before Moore and the Bidder are obligated to consummate the Offer.

                    (vi) The disruptive effect consummation of the Offer could have on the Company's employees, suppliers, customers and the communities where the Company operates.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 32 Form of Amendment No. 7 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement

Exhibit 33 Letter to Stockholders of Wallace Computer Services, Inc., dated October 18, 1995

Exhibit 34 Text of Press Release dated October 18, 1995 issued by the Company


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:      /s/ Michael J. Halloran
                                        -------------------------------------
                                        Name:  Michael J. Halloran
                                        Title: Vice President, Chief Financial
                                               Officer and Assistant Secretary

Dated: October 19, 1995


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                                  EXHIBIT INDEX

Exhibit 32 Form of Amendment No. 7 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement

Exhibit 33 Letter to Stockholders of Wallace Computer Services, Inc., dated October 18, 1995

Exhibit 34   Text of Press Release dated October 18, 1995 issued by the
             Company


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